Exhibit 24(d)2

Xia Liu, CFA Vice President and CFO	One Energy Place Pensacola, Florida 32520-0100 Tel 850.444.6111 xliu@southernco.com

June 24, 2015

Mr. Art P. Beattie The Southern Company 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308	Ms. Melissa K. Caen Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd., NW Atlanta, GA 30308

Dear Mr. Beattie and Ms. Caen:

As an officer of Gulf Power Company (the “Company”), I hereby make, constitute, and appoint each of you my true and lawful Attorney in my name, place and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) the Company's Quarterly Reports on Form 10-Q during 2015, and (2) any necessary or appropriate amendment or amendments to any such reports and to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Xia Liu